UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                          SEC FILE NUMBER
                                                              1-16699
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                                                           CUSIP NUMBER
                                                           690212 10 5
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(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR
For Period Ended:  December 29, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing  in this form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Overhill Farms, Inc.
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Full Name of Registrant

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Former Name if Applicable

2727 East Vernon Avenue
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Address of Principal Executive Office (Street and Number)

Vernon, California 90058
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Overhill Farms, Inc. (the "Company") is currently evaluating the accounting and related disclosures with respect to its noncompliance with certain of its financing arrangements. As of December 29, 2002, Overhill Farms was in noncompliance with certain financial covenants under two borrowing arrangements. The Company has initiated discussions with its senior secured lender and senior subordinated lender to resolve these matters. The Company requires additional time to estimate the impact on the financial results and disclosures that will be reflected in the Form 10-Q.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

                  James Rudis             (323)              582-9977
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                   (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment I to this Form 12b-25
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                              Overhill Farms, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    February 12, 2003          By:   /s/ William E. Shatley
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                                         William E. Shatley
                                         Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).


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                                  Attachment I
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     As of December  29,  2002,  the Company was in  noncompliance  with certain financial covenants with respect to its financing arrangements with its senior and its senior subordinated creditor. While preliminary discussions have occurred between the Company and each of the lenders, no understanding or agreement has been reached as to whether waivers or amendments with respect to the covenant violations may be forthcoming, if at all. Accordingly, the Company has classified its senior secured debt, which matures in November 2003, and its senior subordinated debt, which matures in November 2004, as current liabilities in the Company's consolidated condensed balance sheet as of December 29, 2002. The Company's inability to satisfactorily resolve these issues with the lenders, prior to amounts under either of the credit arrangements being declared due and payable, could have a material adverse effect on the Company's financial condition, results of operations and cash flows. In addition, the Company expects to report a net loss of approximately $646,000 for the three months ended December 29, 2002 as compared to net income of approximately $178,000 for the same period in 2001.